DUNDEE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

DUNDEE CORPORATION (the “Company” or “Dundee Corporation”) is primarily a holding company dedicated to wealth management, real estate and resources, through a variety of business activities and investments.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  In each case, these investments include both publicly traded and private companies and, depending on our percentage ownership, will be afforded different accounting treatments in our consolidated financial statements.

Because we operate and hold investments in diverse industry sectors and because our investment holdings differ by ownership, structure and associated accounting requirements, it often appears complex to analyze our results.  It is important to mention that we do not view our Company as an investment fund and accordingly, we do not report our holdings based on daily trading prices.  For the most part, we have founded and built the companies that we own and we usually take an active role in their development.  As such, during any period, the market value of our holdings will vary and the amounts that we record as investment gains and losses may fluctuate significantly.

This interim Management’s Discussion and Analysis has been prepared to include the requirements of Form 51-102F1 issued by the Canadian Securities Administrators and has been prepared with an effective date of August 10, 2005.  This interim Management’s Discussion and Analysis provides an update on matters discussed in, and should be read in conjunction with, the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2004, found on pages 18 through 50 of the Company’s 2004 Annual Report.

Performance Measures and Basis of Presentation

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are reported in Canadian dollars.  We believe that important measures of our operating performance, and the operating performance of our subsidiaries, include certain measures that are not defined under GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

  "AUA" or "Assets under Administration" represent the period-end market value of client assets administered in respect of which Dundee Wealth Management Inc. ("Dundee Wealth"), our 63.6% owned financial services subsidiary, earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on the Company’s balance sheet. To the extent that AUA are managed by Dundee Wealth, such assets may also be included in Dundee Wealth’s AUM.

  "AUM" or "Assets under Management" represent the period-end market value of client assets managed by Dundee Wealth on a discretionary basis in respect of which Dundee Wealth earns an  investment management fee.  AUM are not reflected on the Company’s balance sheet.

  “EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement for net earnings and cash flows in respect of the wealth management segment.

  "Operating Earnings before Interest, Taxes and Other Non Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

DUNDEE CORPORATION

Accounting Policies, Estimates and Changes in Accounting Policies Adopted in 2005

Certain accounting policies are critical to understanding the results of operations and financial condition of the Company, and some of these policies require management, or management of investee companies, to make certain judgements and estimates on matters that are uncertain.  Changes in estimates may have a material impact on the Company’s financial results and condition.  Significant accounting policies are disclosed in note 1 to our audited consolidated financial statements as at and for the year ended December 31, 2004 (“2004 Audited Financial Statements”).  New policies adopted by the Company in the first six months of 2005 are detailed in note 1 to the unaudited interim consolidated financial statements of the Company as at and for the three and six months ended June 30, 2005 (“Second Quarter Financial Statements”).  The adoption of these new policies did not have an impact on the reported results for the first six months of 2005.

A detailed description of the judgements and estimates involved in the application of accounting policies adopted by the Company is provided on pages 57 through 62 of our 2004 Annual Report.

Operating Segments

WEALTH MANAGEMENT

During the first quarter of 2005, Dundee Wealth (www.dundeewealth.com) successfully completed a public offering of 4.9 million common shares at a price of $10.10 per share.  As a result of the public offering and following the issuance of common shares by Dundee Wealth under its share incentive arrangements, our interest in Dundee Wealth was diluted from 67.3% at the end of 2004 to 63.6% at the end of the second quarter of 2005.  Included in our net earnings in the first six months of 2005 is an associated dilution gain of $13.0 million.

On July 8, 2005, our wholly owned subsidiary, Dundee Wealth Bank, received its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions.  Dundee Wealth Bank had previously been granted its Charter as a Schedule I Bank from the Minister of Finance.   We anticipate that we will actively commence domestic banking activities towards the end of the third quarter of 2005.  Our offshore banking activities continue to be conducted through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

REAL ESTATE

The real estate segment includes the land and housing operations of our 86% owned subsidiary, Dundee Realty Corporation (“Dundee Realty”), as well as our 33% interest in Dundee Real Estate Investment Trust ("Dundee REIT") (www.dundeereit.com).  In the second quarter of 2005, Dundee Realty acquired four multi-unit residential apartment buildings in Toronto, Ontario, for an aggregate purchase price of $47.6 million, diversifying our portfolio into a new area.

RESOURCES

The resources segment continues to hold our investment in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com).  Our operating results of Eurogas are consolidated in our Second Quarter Financial Statements, while our interests in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), Breakwater Resources Ltd. ("Breakwater") (www.breakwater.ca) and Great Plains Exploration Inc. (“Great Plains”) (www.greatplainsexp.com) are accounted for on an equity basis.

OTHER INVESTMENTS AND CORPORATE COSTS

Our other investments and corporate costs segment includes our remaining corporate investments, which may either be accounted for on an equity basis if they are subject to significant influence, or are accounted for at cost.  This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

DUNDEE CORPORATION

Segmented Earnings for the six months ended June 30, 2005 and 2004

(in thousands of dollars) **2005**

For the six months ended June 30, 2005	Wealth Management	Real Estate	Resources	Other Investment and Corporate Costs	Intersegment	TOTAL
REVENUE						
Management and administration fees	$ 135,494	$ -	$ -	$ -	$ -	$ 135,494
Redemption fees	5,891	-	-	-	-	5,891
Financial services	161,573	-	-	1,345	(1,345)	161,573
Real estate revenue	-	75,725	-	-	-	75,725
Oil and gas sales, net of royalties	-	-	48	-	-	48
Investment income (loss)	1,466	-	(231)	3,342	(622)	3,955
	304,424	75,725	(183)	4,687	(1,967)	382,686
EXPENSES						
Selling, general and administrative	112,156	4,138	1,336	6,366	(1,345)	122,651
Variable compensation	116,649	-	-	-	-	116,649
Trailer service fees	26,987	-	-	-	-	26,987
Operating costs, real estate	-	52,539	-	-	-	52,539
Operating costs, oil and gas properties	-	-	(656)	-	-	(656)
	255,792	56,677	680	6,366	(1,345)	318,170
OPERATING EBITDA	48,632	19,048	(863)	(1,679)	(622)	64,516
Amortization of deferred sales commissions	20,844	-	-	-	-	20,844
Depreciation, depletion and amortization	4,873	1,156	72	532	-	6,633
Interest expense	2,668	1,735	138	5,466	(2,258)	7,749
OPERATING EARNINGS (LOSS)	20,247	16,157	(1,073)	(7,677)	1,636	29,290
Equity earnings	-	3,467	59	391	-	3,917
Investment provision	-	-	-	-	-	-
Non controlling interest	(4,759)	(1,081)	380	-	-	(5,460)
	$ 15,488	$ 18,543	$ (634)	$ (7,286)	$ 1,636	27,747
Dilution gains						13,089
Income taxes						(14,417)
NET EARNINGS FOR THE PERIOD						**$ 26,419**

(in thousands of dollars) **2004**

For the six months ended June 30, 2004	Wealth Management	Real Estate	Resources	Other Investment and Corporate Costs	Intersegment	TOTAL
REVENUE						
Management and administration fees	$ 115,191	$ -	$ -	$ -	$ -	$ 115,191
Redemption fees	5,437	-	-	-	-	5,437
Financial services	176,447	-	-	1,558	(1,558)	176,447
Real estate revenue	-	54,429	-	-	-	54,429
Oil and gas sales, net of royalties	-	-	4,071	-	-	4,071
Investment income	28,282	-	18,169	10,003	(802)	55,652
	325,357	54,429	22,240	11,561	(2,360)	411,227
EXPENSES						
Selling, general and administrative	101,460	3,173	789	10,915	(1,558)	114,779
Variable compensation	121,847	-	-	-	-	121,847
Trailer service fees	20,500	-	-	-	-	20,500
Operating costs, real estate	-	37,562	-	-	-	37,562
Operating costs, oil and gas properties	-	-	1,135	-	-	1,135
	243,807	40,735	1,924	10,915	(1,558)	295,823
OPERATING EBITDA	81,550	13,694	20,316	646	(802)	115,404
Amortization of deferred sales commissions	17,579	-	-	-	-	17,579
Depreciation, depletion and amortization	4,467	59	997	482	-	6,005
Interest expense	2,810	1,037	10	5,727	(2,438)	7,146
OPERATING EARNINGS (LOSS)	56,694	12,598	19,309	(5,563)	1,636	84,674
Equity earnings	-	4,973	5,123	365	-	10,461
Investment provision	-	-	-	(3,339)	-	(3,339)
Non controlling interest	(16,611)	-	(479)	-	-	(17,090)
	$ 40,083	$ 17,571	$ 23,953	$ (8,537)	$ 1,636	74,706
Dilution loss						(1,816)
Income taxes						(31,805)
NET EARNINGS FOR THE PERIOD						**$ 41,085**

DUNDEE CORPORATION

Segmented Earnings for the three months ended June 30, 2005 and 2004

(in thousands of dollars) **2005**

For the three months ended June 30, 2005	Wealth Management	Real Estate	Resources	Other Investments and Corporate Costs	Intersegment	TOTAL
REVENUE						
Management and administration fees	$ 69,092	$ -	$ -	$ -	$ -	$ 69,092
Redemption fees	2,851	-	-	-	-	2,851
Financial services	73,293	-	-	645	(645)	73,293
Real estate revenue	-	31,651	-	-	-	31,651
Oil and gas sales, net of royalties	-	-	(76)	-	-	(76)
Investment income (loss)	876	-	(124)	946	(384)	1,314
	146,112	31,651	(200)	1,591	(1,029)	178,125
EXPENSES						
Selling, general and administrative	55,777	2,142	511	3,734	(645)	61,519
Variable compensation	52,240	-	-	-	-	52,240
Trailer service fees	13,730	-	-	-	-	13,730
Operating costs, real estate	-	19,324	-	-	-	19,324
Operating costs, oil and gas properties	-	-	(671)	-	-	(671)
	121,747	21,466	(160)	3,734	(645)	146,142
OPERATING EBITDA	24,365	10,185	(40)	(2,143)	(384)	31,983
Amortization of deferred sales commissions	10,805	-	-	-	-	10,805
Depreciation, depletion and amortization	2,414	925	29	273	-	3,641
Interest expense	1,250	977	137	2,858	(1,202)	4,020
OPERATING EARNINGS (LOSS)	9,896	8,283	(206)	(5,274)	818	13,517
Equity earnings (loss)	-	1,929	(482)	172	-	1,619
Investment provision	-	-	-	-	-	-
Non controlling interest	(1,803)	(719)	69	-	-	(2,453)
	$ 8,093	$ 9,493	$ (619)	$ (5,102)	$ 818	12,683
Dilution gains						97
Income taxes						(8,587)
NET EARNINGS FOR THE PERIOD						**$ 4,193**

(in thousands of dollars) **2004**

For the three months ended June 30, 2004	Wealth Management	Real Estate	Resources	Other Investments and Corporate Costs	Intersegment	TOTAL
REVENUE						
Management and administration fees	$ 56,378	$ -	$ -	$ -	$ -	$ 56,378
Redemption fees	2,614	-	-	-	-	2,614
Financial services	77,888	-	-	740	(740)	77,888
Real estate revenue	-	27,824	-	-	-	27,824
Oil and gas sales, net of royalties	-	-	2,136	-	-	2,136
Investment income	27,631	-	1,539	3,970	(713)	32,427
	164,511	27,824	3,675	4,710	(1,453)	199,267
EXPENSES						
Selling, general and administrative	49,246	1,663	439	7,650	(740)	58,258
Variable compensation	52,254	-	-	-	-	52,254
Trailer service fees	10,254	-	-	-	-	10,254
Operating costs, real estate	-	20,018	-	-	-	20,018
Operating costs, oil and gas properties	-	-	581	-	-	581
	111,754	21,681	1,020	7,650	(740)	141,365
OPERATING EBITDA	52,757	6,143	2,655	(2,940)	(713)	57,902
Amortization of deferred sales commissions	8,104	-	-	-	-	8,104
Depreciation, depletion and amortization	2,205	24	511	242	-	2,982
Interest expense	1,455	873	5	2,909	(1,531)	3,711
OPERATING EARNINGS (LOSS)	40,993	5,246	2,139	(6,091)	818	43,105
Equity earnings (loss)	-	(577)	2,420	255	-	2,098
Investment provision	-	-	-	(3,339)	-	(3,339)
Non controlling interest	(12,885)	-	(300)	-	-	(13,185)
	$ 28,108	$ 4,669	$ 4,259	$ (9,175)	$ 818	28,679
Dilution loss						(837)
Income taxes						(16,809)
NET EARNINGS FOR THE PERIOD						**$ 11,033**

DUNDEE CORPORATION

Results of Operations

Six Months Ended June 30, 2005 compared to the Six Months Ended June 30, 2004

Highlights

Net earnings for the six months ended June 30, 2005 were $26.4 million or $1.05 per share compared with $41.1 million or $1.63 per share in the same period of 2004.  The comparative 2004 period includes a pre-tax gain of $26.8 million from the prepayment of an investment management contract with Dundee Precious, which had been voluntarily terminated following the transformation of Dundee Precious from an investment management company to an operating gold mining company.

  On June 22, 2005, we issued $100 million principal amount of exchangeable debentures which bear interest at 5.85% per annum and which mature on June 30, 2015.  The exchangeable debentures are exchangeable into units of Dundee REIT at an exchange rate of 33.6134 Dundee REIT units per $1,000 face value.  Proceeds from the exchangeable debentures will be used for general corporate purposes, including the repayment of other debt, if it is considered appropriate.

  Our portfolio trading activity will vary significantly from period to period and, accordingly, our realized investment gains will also vary from period to period.  Net realized investment gains in the first six months of 2005 were $1.8 million, compared with $25.3 million in the first six months of 2004.  Our 2004 net investment gains reflect the disposition of some of our non-core resource investments, including our investment in IAMGold Corporation.

  Earnings in the first six months of 2005 include a dilution gain of $13.1 million, resulting predominantly from the issuance of common shares of Dundee Wealth pursuant to a public offering completed by Dundee Wealth in the first quarter of 2005.

  At June 30, 2005, our domestic wealth management operations reported aggregate AUA and AUM of $43.3 billion, representing an increase of $1.3 billion over AUA and AUM at March 31, 2005 and an increase of over $1.8 billion from December 31, 2004.  AUM at June 30, 2005 exceed $16.5 billion, representing an increase of 13% since December 31, 2004.  By comparison, the mutual fund industry, as reported by the Investment Funds Institute of Canada, has grown by 6%.  Our Dynamic Mutual Funds, with market share of approximately 2.8% represented 5% of overall industry growth.  At June 30, 2005, Dynamic Mutual Funds is ranked as the 13th largest mutual fund family in Canada.  As a result, our wealth management operations reported management and administrative fee revenues of $135.5 million in the first six months of 2005 compared with $115.2 million in the same period of 2004.

  In prior periods, we indicated that Dundee Wealth’s brokerage segment was reviewing and assessing technology platforms to ensure that systems meet the needs of financial advisors, our clients and our firm.  To that effect, Dundee Wealth recently finalized their review of available system platforms that would facilitate its strategy of having securities-related and mutual fund dealer-related operations on one common back-office system, along with a front-end system that provides competitive reporting and administrative capabilities.  Subsequent to the end of the second quarter, Dundee Wealth entered into an agreement with ADP Dataphile Software Ltd., which contemplates it becoming the new back-office service provider for the Company’s brokerage operations.

DUNDEE CORPORATION

  Our real estate division reported pre-tax operating earnings of $18.5 million in the first six months of 2005 compared with $17.6 million in the same period of 2004.  During the first six months of 2005, Dundee Realty completed the sale of a significant number of condominiums in the Opus condominium project in downtown Toronto.

  In the second quarter of 2005, Dundee Realty acquired a 550-unit portfolio of revenue properties in Toronto, Ontario. In addition, Dundee Realty launched the “Pure Spirit Lofts” condominium project in The Distillery Historic District.

  In 2004, the shareholders of Eurogas approved a reorganization that resulted in the separation of Canadian assets and operations from foreign assets and operations into two separate public companies.  Following the transaction, Eurogas retained an interest in two minor operating Canadian properties, which were forecasted to generate less than $0.3 million in operating revenues in 2005, a substantial decrease from revenues earned prior to the transaction and the separation of assets.  In the second quarter of 2005, Eurogas disposed of these two properties and revenues are expected to decline further in the remainder of 2005, as Eurogas focuses its business on exploration and development activities.

Wealth Management Segment

In the first six months of 2005, the wealth management division earned operating EBITDA of $48.6 million and net earnings, before taxes and non controlling interest, of $20.2 million on revenues of $304.4 million.  In 2004, operating EBITDA from normal wealth management activities was $51.8 million.  EBITDA in 2004 was augmented by a further $29.8 million as a result of contingent redemption fee revenue of $5.7 million and a one-time investment gain of $26.8 million, offset by intersegment EBITDA eliminations of $2.7 million.  Net earnings, before taxes and non controlling interest, were $56.7 million on revenues of $325.4 million in the first six months of 2004.

Dundee Wealth Management Inc.

As illustrated in the following table, Dundee Wealth continued to achieve positive AUM growth throughout the first six months of 2005, with AUM increasing by 13% since December 31, 2004.

Net asset additions and market appreciation have both contributed to growth in AUM during the current period. Net asset gathering activities were $1.2 billion in the first six months of 2005, double the $0.6 billion reported in the same period of 2004.  Net asset gathering activities in Dynamic Mutual Funds during the first six months of 2005 ranked third amongst all independent mutual fund families, and seventh across the industry.

Market appreciation of $0.6 billion accounted for over 30% of growth in AUM.  At June 30, 2005, approximately 78% of the total AUM in Dynamic Mutual Funds ranked in the top two quartiles of peer group equivalents as measured by one of Canada’s leading investment fund research firms based on one-year performance and approximately 88% based on three-year performance.

Overall growth in AUM contributed significantly to an increase in management fees, which, during the first six months of 2005, were $133.4 million, excluding performance fee revenues, an increase of $25.2 million or 23% over the $108.2 million earned in

DUNDEE CORPORATION

the same period of 2004.  The increase resulted from higher levels of average AUM which increased to $14.9 billion in the first six months of 2005 compared with $11.9 billion in the same period of 2004.  Although Dundee Wealth has the ability to earn performance fees on approximately $3.2 billion of AUM as at June 30, 2005, because of the different types of funds that may generate these fees, the performance fees earned from year to year may vary, and such variances may be significant.  In the first six months of 2005, Dundee Wealth earned performance fees of $0.6 million compared with $5.7 million in the same period of 2004.

Commission and trailer service fee revenues earned in the first six months of 2005 was $128.2 million compared with 2004 comparative commission and trailer service fee revenues of $140.2 million.  Dundee Wealth’s advisory business operates as an open architecture independent advice network.  This structure permits financial advisors to provide a wide range of wealth management products.  When it meets their financial objectives, financial advisors may recommend investment management products that are managed by Dundee Wealth to their clients.  Although these transactions strengthen growth in our AUM, in accordance with accounting requirements, these commissions are eliminated and excluded from the determination of consolidated revenue.  These intersegment commission and trailer service fee eliminations grew 38% to $25.2 million in the first six months of 2005 compared with $18.2 million in the same period of 2004, reducing reported consolidated financial services revenue by $7.0 million.  Before accounting for the effect of intersegment eliminations, commission and trailer service fee revenues decreased by approximately $5.0 million.  Although this decrease is partially attributed to slower capital market activities, we have also seen an expected decrease in the average number of financial advisors in the comparative quarters.

Capital markets also adversely affected portfolio trading activities as revenue levels declined from $10.3 million in the first six months of 2004 to $6.8 million in the first six months of this year.  The brokerage division of Dundee Wealth however, continued to experience active participation in corporate finance activities, increasing revenues to $17.0 million in the first six months of 2005 from $14.7 million in the same period of 2004.  In the six months ended June 30, 2005, our brokerage subsidiary participated  in 120 public and private investment banking and corporate financing transactions (2004 – 132 transactions), which collectively raised approximately $7.4 billion (2004 – $4.6 billion).  Participation in the mining and oil and gas sectors continues to dominate corporate financing activities.

Total expenses in Dundee Wealth, before amortization and interest charges, were $253.5 million in the first six months of 2005, compared with $241.6 million in the same period of 2004.  Variable compensation costs represent 46% of these costs in the first six months of 2005 (2004 – 50%), with selling, general and administrative costs representing 43% (2004 – 40%).  Variable compensation costs decreased period over period, consistent with a decrease in related financial services revenue.

Selling, general and administrative costs in Dundee Wealth have increased from $96.9 million to $107.9 million period over period.

The cost of brokerage-related activities at Dundee Wealth increased by approximately $6.4 million.  As we expected, costs continued to be impacted during the integration period as we transfer the business from systems previously operated by Cartier Partners Financial Group Inc. (“Cartier”).  We have successfully completed several back-office system conversions since acquisition, which had the effect of increasing human resources requirements and associated costs, and increasing information technology costs. We actively initiated the bulk of our integration plans late in the second quarter of 2004.  Therefore, our 2005 year to date costs include more integration-related expenses than in the comparative period of 2004.

Investment management and corporate overhead in Dundee Wealth increased by approximately $4.6 million.  In the first six months of 2005, Dundee Wealth implemented the requirements of National Instrument 81-106 (“NI 81-106”).  Amongst other requirements, NI 81-106 imposes an upfront requirement to provide certain performance and financial related data to mutual fund unitholders.  The printing and mailing of this information increased the amount of direct costs charged to our investment products.  In addition, during the latter part of 2004 and in early 2005, we launched several new investment products.  These products, due to their size and the additional requirements imposed by NI 81-106, are not always able to absorb their allocated

DUNDEE CORPORATION

indirect operating expenses, adversely affecting profitability in the investment management division of Dundee Wealth by $1.6 million.  The remaining increase in costs is commensurate with the growth in AUM.

The Dundee Bank

Operating revenues from our international wealth management subsidiaries were approximately $1.4 million in the first six months of 2005 compared with revenues of $1.5 million in the same period of 2004 and were adversely affected by the US – Canadian dollar foreign exchange rate.  The Dundee Bank closed the second quarter of 2005 with an operating loss of $0.9 million compared with an operating loss of $0.7 million in the same period of 2004.

Real Estate

Our real estate division reported operating earnings before taxes of $18.5 million in the first six months of 2005 compared with $17.6 million in the same period of 2004.

Land and Housing Operations

Land and housing operations generated an operating margin of $23.2 million in the first six months of 2005 compared with $16.9 million in the same period of 2004.

In the first quarter of 2005, Dundee Realty completed the sale of the majority of its share of condominium units in the Opus Tower of the Pantages condominium project in downtown Toronto.  These sales generated year to date revenues from housing and condominium activities of approximately $20 million, net of associated cost of sales of approximately $18 million.  We are continuing with the construction of a 26-unit luxury condominium development project in Colorado at the base of Arrowhead in Beavercreek ski resort.  The project was fully pre-sold, with condominium registration and closings expected in the third quarter of 2005.  The River Meadows at the Ski Tip project in Keystone, Colorado includes 14 townhouses built in two phases, over 50% of which are under contract and scheduled to close in early 2006.

Land revenues increased by $3.4 million in the first six months of 2005 compared with the same period of 2004.  We have seen strong activity on single-family lots and parcels in Regina and Edmonton, partially offset by decreased activity in Saskatoon and Calgary due to limited inventory in these regions.  Construction continues in our luxury Princeton condominium project in downtown Calgary, and we expect to see condominium registrations late in 2006.

DUNDEE CORPORATION

In the first quarter of 2005, we launched the sales of the “Pure Spirit Lofts” condominium project in the heart of The Distillery Historic District, with a strong demand and pre-sales of over 60% at June 30, 2005.  In addition, we have begun the capital improvement initiatives with the building out of the Stone Distillery building, which will provide us with additional rentable space.

We continue to assess opportunities to augment our portfolio of real estate holdings.  Subsequent to the end of the second quarter, we completed the purchase of a 33% interest in Bear Valley Ski Resort located in California, including a 33% interest in a piece of land adjacent to the resort, for approximately US$3.4 million.  Additionally, we committed to the purchase of 373 acres of land in Alberta at a cost of approximately $20 million.

Dundee REIT

In the first six months of 2005, Dundee REIT reported revenues from rental properties of $104.2 million, a $15.1 million increase over the same period of 2004.  The increase was driven primarily from year to date acquisitions in 2005, which exceeded $221 million.  Our share of these earnings amounts to $3.0 million.  In addition, in the first six months of 2005, we have recognized dilution gains of $0.5 million resulting primarily from the issue of $100 million convertible unsecured subordinated debentures completed in April 2005.

We continue to elect to receive our monthly distributions from Dundee REIT in additional units.  As at June 30, 2005, we held 8.3 million units of Dundee Properties Limited Partnership, each unit being convertible, at our option, into units of Dundee REIT on a one-for-one basis.  This represents a 33% interest.  Certain of our units have been pledged under the terms of our exchangeable debentures (see “Corporate Debt”).   Although we have placed these units in escrow, until such time as the units are used to satisfy an exchange under the terms of the exchangeable debentures, we continue to maintain all rights of ownership, including all voting rights and related privileges and the rights to distributions.

Resources

Our resources segment reported a net loss, before dilution gains and income taxes, of $0.6 million in the first six months of 2005, compared with net earnings of $24.0 million in the same period of 2004.  The decline is largely attributable to a decrease in investment income, which in 2004 included income from the disposition of some of our non-core resource holdings, including part of our remaining interest in IAMGold Corporation.

Eurogas

As we reported in the second quarter of 2004, Eurogas and Great Plains completed a plan of arrangement, with substantially all of Eurogas’ Canadian assets being transferred to Great Plains.  As a result, we apportioned approximately $9.8 million of the cost of our consolidated interest in Eurogas to Great Plains and we now account for Great Plains on an equity basis.  We continue to account for Eurogas on a consolidated basis.

As Eurogas changes its business focus to exploration and development, operating revenues have declined from $4.1 million reported in the first six months of 2004 to less than $0.1 million reported in the same period of the current year.

Subsequent to the end of the second quarter, Eurogas issued a preliminary prospectus for the issuance of additional common shares under a rights offering.    Proceeds from the offering will be used primarily for the development of oil production facilities for the Amposta reservoir, which is scheduled to begin production in the third quarter of 2006.  The Company has agreed to participate fully in the offering, including under any oversubscription arrangements that may be offered.

Resource Based Equity Accounted Investees

In the six months ended June 30, 2005, we reported equity earnings from our resource investments of $0.1 million compared with $5.1 million earned in the same period of 2004.

DUNDEE CORPORATION

Dundee Precious

We began to account for our investment in Dundee Precious on an equity basis in April 2004, following its transformation from an investment management company to a mining company.  In the first six months of 2005, Dundee Precious reported a net loss of $5.3 million, of which our share was $1.1 million.  At June 30, 2005, we held 11.4 million shares of Dundee Precious, representing a 21% interest.

In August 2005, Dundee Precious announced drill hole intercepts of what appear to be a new high grade mineralization zone at their Chelopech Mine in Bulgaria.

Breakwater

We continue to own approximately 52.0 million shares of Breakwater, representing a 14% interest, and we hold options to purchase an additional 31.8 million shares at an average price of $0.20 per share.  Included in our equity earnings for the six months ended June 30, 2005 is $0.8 million in earnings from our investment, representing our share of $6.5 million in earnings reported by Breakwater.

Great Plains

In the first six months of 2005, we realized equity earnings and dilution gains of $0.2 million in respect of our investment in Great Plains.  At June 30, 2005, we owned approximately 8.8 million shares of Great Plains, representing a 25% interest.

Subsequent to the end of the quarter, Great Plains announced that it had completed the acquisition of Rock Creek Resources Ltd.  The purchase consideration for the acquisition was satisfied by the issuance of cash and shares of Great Plains at the option of the shareholders of Rock Creek Resources Ltd.  The transaction was completed on July 27, 2005 and we now own a 12% interest in this investment.  Therefore, in the third quarter of 2005, we will stop accounting for our investment in Great Plains on an equity basis and will begin accounting for this investment on a cost basis.

Other Investments and Corporate Costs

Corporate Investments

The Company also owns other public and private investment holdings in diverse industry sectors.  Revenues earned from these investments include net realized gains on sales of investments, dividend and interest income.  Certain of these investments are accounted for using the equity method, which will result in the Company recognizing its proportionate interest in the results of the underlying investment.  Unrealized gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Earnings generated by these investments during the first six months of 2005 were $3.7 million compared with $7.0 million in the same period of 2004.

Selling, General and Administrative Costs

Generally, head office costs, including costs associated with corporate governance and related public company costs are accumulated and reported as head office costs and are not allocated to other operating segments.  In the first six months of 2005, the Company reported corporate selling, general and administrative expenses of $3.7 million compared with $7.7 million

DUNDEE CORPORATION

reported in the same period of 2004.  This decrease relates primarily to reductions in employment costs as comparative 2004 results include $4.8 million in costs associated with stock appreciation rights.

Corporate Interest Expense

Corporate interest expense was $5.5 million for the first six months of 2005, virtually all of which relates to interest due on our senior debentures.  The decrease of $0.2 million from interest expense in the same period of 2004 reflects lower average borrowing balances in other credit arrangements.  Although the Company’s resources may, from time to time, be invested in or utilized to support the activities of its various operating segments, the Company does not allocate interest expense to any particular operating segment.

Consolidated Depreciation, Depletion and Amortization Expense

Income Taxes

Our net future income tax liabilities increased by $4.5 million in the first six months of 2005 to $77.9 million as at June 30, 2005.  This increase is attributed to increased commission costs arising from higher mutual fund sales in the wealth management division, partially offset by an increase in future income tax assets related to Dundee Realty’s land and housing operations.

The Company’s effective income tax rate was 43% for the six months ended June 30, 2005.  This is higher than the combined Canadian federal and provincial statutory income tax rate of 36% due to certain non-tax deductible items.

Quarterly Review

The wealth management division completed the significant acquisition of Cartier in December 2003.  Operations from this acquisition partially accounted for the larger average variances in revenues seen throughout 2004 compared with 2003.  As this transaction included equity issuances in our wealth management subsidiary, they also accounted for the large dilution gains realized in the fourth quarter of 2003 and higher non controlling interest expense from that point forward.  In addition, we expect

DUNDEE CORPORATION

and experience higher retail commissions and trailer service fee revenues in the high-volume RRSP season, which occurs in the first quarter of each year within the wealth management segment.  Performance fees are only earned when they are determined with certainty and may cause further variances in quarterly earnings.  In the fourth quarter of 2003, we reported $25.6 million of performance fee revenues, substantially higher than average performance fees earned in other quarters.  In the second quarter of 2004, revenue includes $26.8 million of investment income representing a termination payment in respect of an investment management contract with Dundee Precious.

Real estate operations are often project driven.  In a period in which a significant development project is sold, revenues and expenses in that period will be impacted. The extraordinary gain reported in the fourth quarter of 2003 was related to our investment in Dundee Realty which we began consolidating in June 2003.

Investment income, which is included with revenues in the quarterly review table, includes income earned from dispositions of our investment holdings.  As an investment gain or loss is only recorded when we dispose of an investment, we expect and experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

In the first six months of 2005, Dundee Wealth completed a public offering, and otherwise issued shares under its share incentive plan, resulting in a dilution gain of approximately $13.0 million.  Dilutions resulting from the issuance of shares by our equity accounted investees are included in our net earnings as part of our share of earnings from equity accounted investees.

Financial Condition

Shareholders’ equity increased from $658.0 million at December 31, 2004 to $686.5 million at June 30, 2005.  Significant changes in cash flows are discussed under “Liquidity and Capital Resources”.  The following is a discussion of the other significant changes in balance sheet items from December 31, 2004 to June 30, 2005.

Corporate Debt

Details of the Company’s debt facilities can be found in note 9 to our 2004 Audited Financial Statements and in note 5 to the Second Quarter Financial Statements.

DUNDEE CORPORATION

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures

On June 22, 2005, we issued $100 million 5.85% exchangeable unsecured subordinated debentures, which mature on June 30, 2015.  Each $1,000 exchangeable debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  To satisfy the conditions of the exchange, we have placed into escrow approximately 3.3 million units of Dundee Properties Limited Partnership which are convertible, at our option, into units of Dundee REIT on a one-for-one basis.   Interest on the debentures will be paid semi-annually on June 30 and December 31 of each year, with the first payment due on December 31, 2005.

On closing, we received net proceeds of $95.9 million, after issue costs of $4.1 million.  These issue costs have been deferred for accounting purposes and will be amortized to earnings over the term of the exchangeable debentures.  We intend to use the net proceeds from the offering for general corporate purposes, including the repayment of other debt, if it is considered appropriate at a later date.

In accordance with GAAP, we are required to measure the value of the debt at the market value of the underlying Dundee REIT units, provided the value of the debt does not fall below the principal amount of the exchangeable debentures.  Any difference will be reflected in earnings for the period, net of any associated income tax effect.  However, GAAP does not permit a corresponding adjustment to the carrying value of our Dundee REIT investment, as we account for this investment on an equity basis.  The Company’s earnings may be subject to significant variances aligning to changes in the market value of Dundee REIT.

$150 million 6.70% Unsecured Debentures

Our $150 million 6.70% unsecured debentures mature on September 24, 2007.  On March 14, 2005, Dominion Bond Rating Services confirmed its long-term rating of Dundee Corporation as BB(high) and upgraded the ratings trend from Stable to Positive.  On March 11, 2005, Standard & Poor’s also reaffirmed their rating of the Debentures as BB+/Stable.  The debentures are unsecured.  However, they place certain restrictions on us and on certain of our subsidiaries to incur additional secured debt.

Increase in Revolving Term Credit Facility

In April 2005, we renewed our revolving term unsecured credit facility with a Canadian chartered bank, increasing the available credit under the facility from $55 million to $100 million, and extending the expiry date to April 27, 2006.  There were no other significant changes to the terms and conditions of the credit facility.

Real Estate Debt

Real estate debt as at June 30, 2005 was approximately $92.4 million divided among revenue properties, land servicing loans, vendor take back financing raw of land purchases and housing construction loans.  All of the real estate debt is secured by the specific real estate assets to which it relates, and in some cases, is supplemented by a guarantee from Dundee Realty or its subsidiaries.

DUNDEE CORPORATION

Brokerage Securities Related Balances

Client Accounts Receivable and Client Deposits and Related Liabilities – Client account balances in Dundee Wealth’s brokerage subsidiary represent funds owing from or belonging to clients, and amounts that are pending settlement.  While these balances may vary significantly on a day to day basis, reflecting changes in the volume of trading activity, or timing of cash receipts and investments by our clients, such variance does not necessarily represent any change to our financial position.  As at June 30, 2005, client accounts receivable were $329.4 million (December 31, 2004 – $282.3 million) and client deposits and related liabilities at June 30, 2005 were $328.2 million (December 31, 2004 – $273.3 million).

Bank Indebtedness (Call Loan Facility) – Dundee Wealth’s brokerage subsidiary has a call loan facility of $100 million with a Canadian chartered bank secured by either unpaid client securities and/or securities borrowed or owned by the subsidiary.  Similar to client account balances, amounts borrowed pursuant to this call loan facility may vary significantly on a day to day basis depending on securities trading activity, without necessarily representing a change to the Company’s financial position.  Amounts borrowed pursuant to this call loan facility which, at June 30, 2005, totaled $14.9 million (December 31, 2004 – $0.4 million), were included in bank indebtedness.

Corporate Investments

We own our business interests through investment holdings.  Other than our consolidated investments, all other investments are recorded as "corporate investments" on our balance sheet.  As at June 30, 2005, the market value of these corporate investments, excluding the value of our consolidated investments, was $455 million (December 31, 2004 – $480 million).  Market value has been determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

During the first six months of 2005, we sold certain investments for proceeds of $39.2 million, realizing gains of $1.8 million. We invested cash of $8.2 million into new investments or into increasing existing positions.  In addition, during the first six months of 2005, we reinvested approximately $9.2 million of distributions received from Dundee REIT into additional units.

The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including transactions initiated by some of our public investment holdings and global capital market conditions, generally.  Our portfolio activity will vary from period to period, depending on when we decide to sell a particular holding, resulting in investment gains and losses that may fluctuate significantly.

Deferred Sales Commissions

The average commission rate paid on mutual fund sales conducted on a deferred sales charge basis was 4.1% during the first six months of 2005, essentially unchanged from an average annual rate of 4.2% paid in the twelve month period ended December 31, 2004, but substantially below the average of 4.4% paid in the first six months of 2004, reflecting a client preference for a short redemption schedule.  Under this arrangement, we pay a lower advisor commission rate and, as a result, the investor is subject to lower redemption rates when these assets are redeemed.  Commissions aggregating $42.6 million in the first six months of 2005 (2004 – $30.9 million) are deferred for accounting purposes and amortized over a five-year period.  Amortization of deferred sales commissions was $20.8 million in the six months ended June 30, 2005 (2004 – $17.6 million).  The contingent redemption

DUNDEE CORPORATION

fee receivable if all assets sold on a deferred sales charge basis were redeemed at June 30, 2005 would have been in excess of $233 million.

Real Estate Assets

Real estate assets as at June 30, 2005 and December 31, 2004 consist of:

In the second quarter of 2005, Dundee Realty completed the acquisition of four apartment buildings in Toronto, Ontario, increasing our portfolio of revenue properties by approximately $47.6 million.  Changes in our portfolio of housing and condominium assets reflect the sale of the majority of the Opus units in downtown Toronto at $18.0 million and further reflect the sale of single-family homes in Regina, Saskatchewan.  During the first six months of 2005, development costs of $32.5 million were spent on housing and condominium projects, including construction costs for the Princeton, Arrowhead and River Meadows projects.  Land development costs were incurred but were offset by sales during the six-month period.  Land development activity levels generally increase in the spring, will be most active in the summer months, and will result in sales in the last quarter of 2005.

Goodwill and Other Intangible Assets

During the first quarter of 2005, Dundee Wealth increased its ownership in its subsidiary, DWM Inc. (“DWM”) by approximately 1% through the acquisition of additional common shares of DWM.  The transaction was accounted for as a step purchase with the $2.5 million excess of the purchase price over the assigned value of assets acquired, net of liabilities assumed, being classified as goodwill.

In the second quarter of this year, Caisse de dépôt et placement du Québec (“Caisse”), the non controlling shareholder of DWM, made a $9.7 million cash subscription for additional common shares of DWM pursuant to its pre-emptive right, bringing Dundee Wealth’s interest essentially back to its original ownership interest.  As the subscription was received as part of a series of transactions resulting from the step acquisition of DWM by Dundee Wealth, the resulting dilution effect to Dundee Wealth of $2.5 million, was applied to reduce goodwill previously recognized.

Non Controlling Interest

Non controlling interest increased by $52.9 million.  The non controlling interest in earnings during the first six months of 2005 was $5.5 million compared to $17.1 million in the same period of 2004 of which $1.2 million (2004 – $0.9 million) was distributed as dividends, with the balance of the change in non controlling interest reflecting capital transactions completed by investee companies.

Share Capital and Effect of a Normal Course Issuer Bid

At June 30, 2005, there were 24,214,967 Class A subordinate voting shares and 1,048,416 Class B common shares outstanding.  During 2005, we issued 19,828 shares under share incentive arrangements, including 15,000 shares issued on the exercise of stock options, adding $0.3 million to stated capital.

In March 2005, we obtained approval from the Toronto Stock Exchange to purchase our own common shares in the market for cancellation pursuant to a Normal Course Issuer Bid.  There were no purchases of shares for cancellation under the Normal Course Issuer Bid during the first six months of 2005.  Subsequent to June 30, 2005, the Company acquired 297,045 Class A subordinate voting shares for cancellation at an aggregate cost of $7,661,200, reducing stated capital by $3,394,160.

DUNDEE CORPORATION

At August 10, 2005, there were 23,927,822 Class A subordinate voting shares and 1,048,416 Class B common shares outstanding.

Stock Options Outstanding

A summary of the status of the Company’s stock option plans as at December 31, 2004 and for the year then ended is detailed in note 11 to our 2004 Audited Financial Statements.  There have been no further awards of stock options since December 31, 2004.  In the first six months of 2005, 15,000 options were exercised at an average price of $12.90.  At August 10, 2005, there were 1,962,500 stock options outstanding at an average exercise price of $19.35, of which 1,538,500 had met the vesting requirements.

Liquidity and Capital Resources

Equity Financing Completed by Dundee Wealth

On March 22, 2005, Dundee Wealth issued 4.9 million common shares at $10.10 per share, raising gross proceeds of $50 million, pursuant to a public offering of its securities.  In the first six months of 2005, Dundee Wealth paid issue costs in respect of public offerings of $1.9 million.

Other Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents increased from $175.5 million at the end of 2004 to $313.1 million as at June 30, 2005.  In addition to cash and cash equivalents at June 30, 2005, the Company held corporate investments with a carrying value of $24 million (December 31, 2004 – $19 million) which are redeemable funds managed by Dundee Wealth.

Other significant changes in our cash position and significant uses or sources of cash since December 31, 2004 are detailed below:

  The issuance of exchangeable debentures (see “Corporate Debt”) generated net proceeds of $95.9 million.  We expect to pay interest of approximately $5.9 million on an annual basis during the term of the exchangeable debentures.

  During the first quarter of 2005, $42.6 million (2004 – $30.9 million) was utilized to finance deferred sales commissions.  Increases in sales commissions paid reflect higher sales levels in Dundee Wealth.  We continue to finance sales internally which permits us to retain all the management fees associated with new AUM and to receive the tax deduction associated with the commission expense.

  Changes in client balances accounted for a cash inflow of $7.8 million in the first six months of 2005 (2004 – $46.8 million).  Amounts owing on the call loan facility in Dundee Wealth’s subsidiary increased by $14.6 million in the first six months of 2005 compared with a decrease of $16.5 million in the same period of 2004.  Securities related balances generated a cash outflow of $10.0 million in the first six months of 2005 compared with a cash inflow of $1.9 million in the same period of 2004.  As previously noted, these brokerage related balances may vary significantly on a day to day basis without necessarily reflecting any change to the Company’s financial position.

  Cash proceeds received from sales of corporate investments were $39.2 million in the first six months of 2005 compared with $59.3 million in the same period of 2004.  The Company reinvested approximately $8.2 million (2004 – $23.4 million) of these proceeds into new investments or into increasing existing positions.

  Real estate activities generated cash outflows of $17.5 million in the first six months of 2005 compared with cash outflows of $3.6 million in the first six months of 2004.  Operating activities in Dundee Realty generated cash inflows of $2.7 million in the first six months of 2005 compared with cash inflows of $10.5 million in the same period of 2004.

  In the first two quarters of 2005, our subsidiaries paid dividends to non controlling interests of $1.2 million.

  We paid $5.0 million to our debenture holders in respect of our $150 million 6.70% senior debentures.

DUNDEE CORPORATION

Many of Dundee Wealth’s subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of regulatory capital, which are usually maintained in cash or other liquid assets.  At June 30, 2005 all regulated entities complied with applicable regulatory capital requirements.

Cash Requirements

On an ongoing basis, the Company will require cash to support regulatory capital in its regulated subsidiaries and to finance the sales commissions associated with new assets.  Management believes that existing cash and credit facilities, along with cash flows generated from operations, will permit the Company to manage its resources efficiently, maintain sufficient liquidity to meet ongoing working capital requirements and ensure compliance with regulatory capital requirements.

Contingencies, Commitments and Off-Balance Sheet Obligations

Other than as described in note 9 to our Second Quarter Financial Statements, there have been no substantive changes to the description and nature of contingencies, commitments and off-balance sheet obligations from those described on pages 42 to 44 of our 2004 Annual Report.

In October 2002, Dundee Wealth completed the acquisition of StrategicNova Inc., which resulted in Caisse acquiring a non controlling interest in DWM.  At that time, we entered into a shareholders’ agreement governing the relationship between the Caisse and DWM.  The shareholders’ agreement details the circumstances pursuant to which Caisse may sell their shares in DWM.  From October 2005 to September 2009, Caisse may only sell their shares in DWM to either the Company, Dundee Wealth, or to DWM.  If the Caisse exercises their right, they are entitled to receive fair market value for their shares in DWM.  For accounting purposes, this purchase will be accounted for as a step purchase in DWM and the purchase price, net of elimination of non controlling interest, will be allocated to net assets acquired, based on their fair value at that time.  As an alternative to purchasing the shares of DWM, the Company may, in certain circumstances, elect to institute a sale process for DWM.

Managing Risk

No changes of significance have been identified to risk factors affecting our business and our approaches to managing these risks, from those described in our 2004 Annual Report.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements.  The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise.

Information Concerning Dundee Corporation

Additional information relating to Dundee Corporation, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario

August 10, 2005

DUNDEE CORPORATION

Consolidated Financial Statements

DUNDEE CORPORATION

As at June 30, 2005 and for the three and six months ended June 30, 2005 and 2004

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED BALANCE SHEETS

As at June 30, 2005 and December 31, 2004
(expressed in thousands of Canadian dollars) (unaudited)

	June 30, 2005	December 31, 2004
ASSETS		
Cash and cash equivalents	$ 313,073	$ 175,498
Brokerage securities owned	28,844	16,788
Accounts receivable	164,102	168,266
Client accounts receivable	329,369	282,284
Corporate investments (note 3)	319,167	344,297
Deferred sales commissions	131,675	109,912
Capital and other assets	268,940	197,873
Goodwill and other intangible assets (note 4)	450,813	452,734
TOTAL ASSETS	**$ 2,005,983**	**$ 1,747,652**
LIABILITIES		
Bank indebtedness	$ 14,926	$ 361
Accounts payable and accrued liabilities	146,014	165,597
Brokerage securities sold short	9,071	7,061
Client deposits and related liabilities	328,162	273,311
Income taxes payable	12,020	20,515
Corporate debt (note 5)	384,765	255,639
Future income tax liabilities	77,860	73,360
	972,818	795,844
NON CONTROLLING INTEREST	346,696	293,798
SHAREHOLDERS' EQUITY		
Share capital (note 6)		
Common shares	290,546	290,220
Contributed surplus	2,854	2,253
Retained earnings	394,728	367,604
Foreign currency translation adjustment	(1,659)	(2,067)
	686,469	658,010
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 2,005,983**	**$ 1,747,652**

The accompanying notes are an integral part of these consolidated financial statements.

Contingencies (note 9)

DUNDEE CORPORATION

DUNDEE CORPORATION

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and six months ended June 30, 2005 and 2004
(expressed in thousands of Canadian dollars) (unaudited)

	Three Months		Six Months	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net earnings for the period	$ 4,193	$ 11,033	$ 26,419	$ 41,085
Non cash items in net earnings:				
Depreciation, depletion and amortization	14,446	11,086	27,477	23,584
Net investment gains	(58)	(31,534)	(1,388)	(52,982)
Share of unremitted equity earnings	(1,619)	(2,098)	(3,917)	(10,461)
Dilution (gains) loss	(97)	837	(13,089)	1,816
Investment provision	-	3,339	-	3,339
Future income taxes	7,790	17,125	6,387	17,775
Non controlling interest	2,453	13,185	5,460	17,090
Other	1,337	2,649	3,817	3,194
	28,445	25,622	51,166	44,440
Changes in:				
Accounts receivable	1,583	4,946	16,436	34,049
Accounts payable and accrued liabilities	(18,712)	(23,584)	(30,555)	(32,857)
Bank indebtedness	1,824	(85)	14,565	(16,503)
Income taxes payable	(1,910)	(4,753)	(7,790)	(708)
Brokerage securities owned and sold short, net	(10,159)	(27,272)	(10,046)	1,878
Client accounts receivable, net of client deposits and related liabilities	16,296	72,157	7,766	46,803
Development of land, housing and condominium inventory	(7,376)	(12,278)	(3,569)	(18,857)
Other real estate working capital	869	18,639	(4,232)	17,127
CASH PROVIDED FROM OPERATING ACTIVITIES	10,860	53,392	33,741	75,372
CASH FLOWS FROM INVESTING ACTIVITIES:				
Investment in real estate revenue properties (note 2)	(48,048)	-	(48,134)	-
Investment in other real estate assets	(4,253)	(3,884)	(5,313)	(10,431)
Sales commissions incurred on distribution of mutual funds	(17,845)	(11,662)	(42,607)	(30,895)
Proceeds from dispositions of corporate investments	291	13,796	39,159	59,256
Acquisitions of corporate investments	(4,462)	(20,114)	(8,242)	(23,399)
Acquisition of shares in subsidiary	-	(2,690)	-	(2,690)
Acquisition of non controlling interest	-	-	(1,000)	(1,000)
Other	(3,013)	(3,288)	(16,189)	(7,164)
CASH USED IN INVESTING ACTIVITIES	(77,330)	(27,842)	(82,326)	(16,323)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Issuance of exchangeable debentures	100,000	-	100,000	-
Deferred costs on issue of exchangeable debentures	(4,147)	-	(4,147)	-
Issuance of shares in subsidiaries to non controlling shareholders	11,682	905	60,606	36,100
Change in real estate debt	32,195	(8,334)	33,219	(3,610)
Change in corporate debt (note 5)	25,306	34,759	285	(40,742)
Issuance of Class A subordinate shares, net of issue costs	206	473	304	1,976
Acquisition of Class A subordinate shares	-	(1,275)	-	(1,275)
Cancellation of shares in subsidiary	(2,949)	(4,105)	(2,949)	(4,105)
Dividends paid by subsidiaries to non controlling shareholders	(704)	(449)	(1,158)	(904)
CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES	161,589	21,974	186,160	(12,560)
NET INCREASE IN CASH DURING THE PERIOD	95,119	47,524	137,575	46,489
Cash and cash equivalents, beginning of period	217,954	147,623	175,498	148,658
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 313,073**	**$ 195,147**	**$ 313,073**	**$ 195,147**
Cash flows from operating activities include the following:				
Interest paid	$ 4,020	$ 3,711	$ 7,749	$ 7,146
Taxes paid	$ 4,054	$ 5,919	$ 18,967	$ 17,768

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005 and for the three and six months ended June 30, 2005

(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(unaudited)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2004 (“2004 Audited Financial Statements”), except as noted below.  The Company’s interim consolidated financial statements do not include all disclosures required by GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2004 Audited Financial Statements.

The preparation of interim consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Variable Interest Entities

On January 1, 2005, the Company adopted the requirements of CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities”, as amended (“AcG 15” and “AcG 15R”).  AcG 15R defines a variable interest entity (“VIE”) as an entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest.  AcG 15R requires the primary beneficiary to consolidate a VIE and defines a primary beneficiary as an entity that is exposed to a majority of the VIE’s expected losses or is entitled to a majority of the VIE’s expected residual returns, or both, also as defined by AcG 15R.

The Company has determined that it does not meet the definition of primary beneficiary in respect of mutual fund entities that it manages, any material real estate joint venture in which it participates, or in respect of any special purpose entity that may have been established.  Therefore, the implementation of AcG 15R had no effect on the consolidated financial statements of the Company.

Reclassification of Comparative 2004 Amounts

Certain of the comparative period amounts have been reclassified to conform to the basis of presentation adopted for 2005.

2.

BUSINESS COMBINATIONS

Real Estate Acquisitions

On May 18, 2005, the Company’s real estate subsidiary completed the acquisition of four multi-unit residential apartment buildings located in Toronto, Ontario, which contributed to operating results effective from the acquisition date.  Cash consideration of $13,287,000 was paid on closing.  The remainder of the purchase price, aggregating $34,351,000 was financed by a ten-year first mortgage against the property.

DUNDEE CORPORATION

The aggregate purchase price, as detailed in the table below, has been allocated to assets acquired, net of liabilities assumed based on information currently available and is subject to revision.

Dilution Gains

The Company’s subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”) issued shares during the first six months of 2005, including the issuance of common shares from treasury to non controlling interests under a short form prospectus dated March 22, 2005, and otherwise issued common shares to non controlling interests under the terms of its share incentive arrangements.  As a result of these transactions, the Company’s ownership interest in Dundee Wealth was diluted from 67.3% at the end of 2004 to 63.6% at June 30, 2005.  In accordance with GAAP, the Company is considered to have disposed of approximately 3.7% of its interest in Dundee Wealth, resulting in a dilution gain to the Company of $12,962,000.  The issuance of shares by the Company’s 51% owned resources subsidiary, Eurogas Corporation (“Eurogas”) resulted in a further dilution gain of $127,000.

3.

CORPORATE INVESTMENTS

(a)

The Company’s interest in Dundee Real Estate Investment Trust (“Dundee REIT”) is held through units of Dundee Properties Limited Partnership.  These limited partnership units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.  In order to satisfy the exchange feature of Exchangeable Debentures issued in June 2005 (see note 5), the Company has placed approximately 3,300,000 units of Dundee Properties Limited Partnership into escrow.

The estimated fair value of corporate investments as at June 30, 2005, determined using quoted market values for listed securities and carrying values for non-quoted securities and loans, approximates $455,000,000 (December 31, 2004 - $480,000,000).

Corporate Investments Segregated by Business Segment

DUNDEE CORPORATION

Investment Income and Income from Corporate Investments

4.

GOODWILL AND OTHER INTANGIBLE ASSETS

In the first quarter of 2005, Dundee Wealth acquired an additional 1% interest in its subsidiary, DWM Inc. (“DWM”).  Dundee Wealth accounted for this increase in ownership as a step purchase with the $2,470,000 of the purchase price over the assigned value of assets, net of liabilities acquired, being classified as goodwill.  During the second quarter, the non controlling shareholder of DWM made a $9,747,000 cash subscription for additional common shares of DWM pursuant to its pre-emptive right, reducing Dundee Wealth’s interest by the 1% previously acquired.  As this subscription was received as part of a series of transactions resulting from the step acquisition of DWM by Dundee Wealth, the resulting dilution effect of $2,552,000 to Dundee Wealth was applied to reduce the goodwill previously recognized.

5.

CORPORATE DEBT

DUNDEE CORPORATION

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures

On June 22, 2005, the Company issued $100 million principal amount of exchangeable unsecured subordinated debentures, which mature on June 30, 2015 (the “Exchangeable Debentures”).  The Exchangeable Debentures bear interest at 5.85% per annum, payable semi-annually on June 30th and December 31st of each year, beginning on December 31, 2005. Each $1,000 Exchangeable Debenture is exchangeable by the holder into 33.6134 units of Dundee Real Estate Investment Trust (“Dundee REIT”), Series A, representing a conversion price of $29.75 per Dundee REIT unit.  Except in certain circumstances, the Exchangeable Debentures are not redeemable prior to June 30, 2009.  On or after June 30, 2009, but prior to June 30, 2011, the Exchangeable Debentures may be redeemed at par plus accrued and unpaid interest, provided that the market price per Dundee REIT unit is not less than $37.19.  On or after June 30, 2011 and prior to maturity, the Exchangeable Debentures are redeemable at par plus accrued interest.  The Company may elect to satisfy its obligation at redemption or at maturity of the Exchangeable Debenture by delivering units of Dundee REIT.

In the event of a change of control in Dundee REIT, holders have the right to require the Company to redeem the Exchangeable Debentures at 101% plus accrued and unpaid interest, and the Company will have the right to redeem the Exchangeable Debentures at a specified percentage of the principal amount (106% in the twelve months commencing June 30, 2005, declining by 1% per year thereafter) plus accrued and unpaid interest.

In order to satisfy the exchange feature, the Company has placed approximately 3,300,000 units of Dundee Properties Limited Partnership into escrow, each unit of which is convertible into a Dundee REIT unit on a one-for-one basis.  The Company is entitled to all voting rights and related privileges, and is entitled to all distributions and rights of reinvestment of such distributions associated with the units held in escrow.

Costs associated with the issue of the Exchangeable Debentures of $4,147,000 will be amortized to earnings over the term of the Exchangeable Debentures.

In accordance with GAAP, the carrying value of the Exchangeable Debentures must be adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment will not result in a carrying value that is below the principal value.  Any change in the carrying value of the Exchangeable Debentures will be recorded in earnings, net of associated income tax effects, and, as a result, the Company’s net earnings may vary significantly from period to period.

Increase in Revolving Term Credit Facility

In April 2005, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, increasing the available credit under the facility from $55,000,000 to $100,000,000, and extending the expiry date to April 27, 2006.  There were no other significant changes to the terms and conditions of the credit facility.

6.

SHARE CAPITAL

DUNDEE CORPORATION

Normal Course Issuer Bid

In March 2005, the Company obtained approval from the Toronto Stock Exchange to purchase its own common shares in the market for cancellation pursuant to a Normal Course Issuer Bid.  There have been no purchases of shares for cancellation under the Company’s Normal Course Issuer Bid during the first six months of 2005.

Subsequent to June 30, 2005, the Company acquired 297,045 Class A Subordinate Voting Shares for cancellation at an aggregate cost of $7,661,200, reducing stated capital by $3,394,160.

Stock Option Plan

In the first six months of 2005, employees and directors exercised 15,000 options at an average price of $12.90.  At June 30, 2005, there were 1,962,500 stock options outstanding at an average exercise price of $19.35, of which 1,538,500 had met the vesting requirements.

7.

EARNINGS PER SHARE

8.

STOCK BASED COMPENSATION

Details of the Company’s share incentive plan components are disclosed in note 11 to the 2004 Audited Financial Statements.  The following table details the recognition of stock based compensation expense and the issuance of shares under the Company’s share incentive plans during the three and six months ended June 30, 2005 and 2004.

DUNDEE CORPORATION

9.

CONTINGENCIES

On October 2, 2002, the Company entered into a shareholders’ agreement with Caisse de dépôt et placement du Québec (“Caisse”), the non controlling shareholder of DWM, in respect of DWM.  As part of that arrangement, Caisse has the right, in certain circumstances, to require the Company, Dundee Wealth or DWM to acquire its shares at fair market value to be determined through an independent valuation process.  This right is exercisable by Caisse at any time from October 2005 to September 2009, or under certain other conditions as specified in the shareholders’ agreement.  In the event that the shares are acquired by the Company, the purchase will be accounted for as a step acquisition of its interest in DWM and the purchase price, after elimination of the non controlling interest, would be allocated to net assets acquired based on their estimated fair value.  As an alternative to purchasing the shares of DWM, the Company may, in certain circumstances, elect to institute a sale process for DWM.

A subsidiary of Dundee Wealth is named in certain claims for a total of approximately $9,700,000 initiated by certain former clients of a former financial advisor of a predecessor mutual fund dealer relating to activities which took place between 1996 and 1997.  Dundee Wealth’s initial analysis of these claims indicates that they are frivolous, unsubstantiated in the amounts of the claims and without merit.  Another subsidiary of Dundee Wealth is a defendant in a class action claim for approximately $10,000,000 relating to two real estate limited partnerships sold by financial advisors of a predecessor securities dealer between 1996 and 1997.  The Company and its subsidiaries are also defendants in various other legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Company, based on information currently available, that these are not material liabilities, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

DUNDEE CORPORATION

10.SEGMENTED INFORMATION

Segmented Earnings for the three and six months ended June 30, 2005 and 2004

Segmented Assets as at June 30, 2005 and December 31, 2004

11.SUBSEQUENT EVENTS

Dundee Wealth Bank

On July 8, 2005, the Dundee Wealth Bank received its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions.  Dundee Wealth Bank had previously been granted its Charter as a Schedule I Bank from the Minister of Finance.

The Company and certain of its subsidiaries have incurred start-up costs approximating $4,000,000 in respect of the establishment of Dundee Wealth Bank.  These costs will be amortized to earnings over a five-year period beginning in the third quarter of 2005.

DUNDEE CORPORATION

Back Office Service Provider, Brokerage Operations

Dundee Wealth’s brokerage segment recently completed a review of available system platforms that would facilitate its strategy of having securities-related and mutual fund dealer-related operations on one common back-office system with a front-end system that provides competitive reporting and administrative capabilities.  Subsequent to the end of the second quarter, Dundee Wealth entered into a letter agreement which, subject to completion of final documentation, will result in Dundee Wealth’s brokerage operations moving to a new service provider.

Deferred software and hardware costs and cancelled services costs associated with the existing platforms will be recognized as an expense in the third quarter of 2005.  All other costs of the project will either be deferred in accordance with the Company’s capitalization policy or be expensed as incurred.

Rights Offering by Eurogas Corporation

Subsequent to the end of the second quarter, Eurogas issued a preliminary prospectus for the issuance of common shares pursuant to a rights offering.  The Company has agreed to participate fully in the offering, including under any oversubscription arrangements that may be offered pursuant to the prospectus.

DUNDEE CORPORATION